United States securities and exchange commission logo





                          May 20, 2024

       Denise Scots-Knight
       Chief Executive Officer
       Mereo BioPharma Group plc
       One Cavendish Place, 4th Floor
       London, W1G 0QF
       United Kingdom

                                                        Re: Mereo BioPharma
Group plc
                                                            Registration
Statement on Form S-3
                                                            Filed May 15, 2024
                                                            File No. 333-279433

       Dear Denise Scots-Knight:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              David S. Bakst